UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Barbara
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   7-3-00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |-     |-   | |-                 |-  |-          |1,648,868          |I     |Note 1                     |
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Common Stock               |7-3-00|S   | |262,500           |D  |$10.4375   |0                  |-     |Note 8                     |
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Common Stock               |7-3-00|S   | |96,000            |D  |$10.4375   |0                  |-     |Note 5                     |
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Common Stock               |-     |-   | |-                 |-  |-          |132,854            |I     |Note 2                     |
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Common Stock               |-     |-   | |-                 |-  |-          |147,288            |I     |Note 3                     |
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Common Stock               |-     |-   | |-                 |-  |-          |281,400            |I     |Note 4                     |
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Common Stock               |-     |-   | |-                 |-  |-          |68,332             |I     |Note 6                     |
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Common Stock               |-     |-   | |-                 |-  |-          |434,491            |I     |Note 7                     |
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Common Stock               |-     |-   | |-                 |-  |-          |2,123              |D     |Note 9                     |
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Common Stock               |-     |-   | |-                 |-  |-          |980                |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Options  |        |     |    | |           |   |     |     |            |       |       |8,136       |D  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
Note 1: Shares owned by the Barbara Bainum Declaration of Trust (the "Trust") in which Ms. Bainum is the sole trustee.
Note 2: The proportionate interest of the Trust in shares (1,779,628) owned by Mid Pines Associates, L.P., the sole trustee of which is Ms.
Bainum.
Note 3: The proportionate interest of the Barbara Bainum Grantor Retained Annuity Trust ("GRAT") dated
September 5, 1996, the sole trustee of which is Ms. Bainum, in shares (1,779,628) owned by Mid Pines
Associates,
L.P.
Note 4: The proportionate interest of the Trust in shares (3,567,869) owned by Realty Investment Company, Inc., a real estate investment and management company in which Ms. Bainum is a non-controlling shareholder.
Note 5: Shares owned by the Wilfried Busse Charitable Remainder Unitrust were sold to the Issuer in a private sale. Beneficial ownership is disclaimed by the reporting person.
Note 6: The proportionate interest of certain trusts in shares (1,779,628) owned by Mid Pines Associates, L.P., for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the sole trustee and and her niece and nephews are the sole beneficiares. Beneficial ownership is disclaimed.
Note 7: The proportionate interest of certain trusts in shares (3,567,869) owned by Realty Investment Company,
Inc. for the benefit of Ms. Bainum's niece and nephews. Ms. Bainum is the sole trustee and her niece and nephews are the sole beneficiares. Beneficial owership is disclaimed.
Note 8: Shares owned by the Barbara Bainum Charitable Remainder Unitrust were sold to the Issuer in a private sale. An independent individual serves as trustee of the CRUT.
Note 9: Restricted shares granted pursuant to the Choice Hotels Non-Employee Director Compensation Plan.